Mail Stop 3561

September 4, 2008

By Facsimile and First Class Mail
Mr. Enrique Cueto Plaza
Chief Executive Officer
Lan Airlines S.A.
Presidente Riesco 5711, 20th Floor
Las Condes
Santiago, Chile

Re: **LAN Airlines S.A.**
 File No. 1-14728
 Form 20-F for year ended December 31, 2007

Dear Mr. Plaza:

We have conducted a review of the above referenced filing. We ask you to revise future filings in response to some of these comments. If you disagree with a requested change, we will consider your explanation as to why it is unnecessary. We also ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone number listed at the end of this letter.

Please file your response to our comments via EDGAR, under the label "corresp," within ten business days.

Form 20-F

Item 15. Controls and Procedures, page 99

1. Please provide us with a statement acknowledging your management's responsibility for establishing and maintaining adequate internal control over financial reporting. In future filings, please include this disclosure in your Form 20-F. Refer to Item 15(b)(1) of Form 20-F.

*   *   *   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Any questions you may have regarding these comments may be directed to me at (202) 551-3314.

Sincerely,

Daniel H. Morris
Attorney-Advisor